UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |_|  Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |X|  Form 10-Q
              |_|  Form 10-D  |_|  Form N-SAR |_|  Form N-CSR
              For Period Ended:  March 31, 2010
              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I  --  REGISTRANT INFORMATION

Full Name of Registrant:  ANTs software inc.

Former Name if Applicable:  not applicable

Address of Principal Executive Offices (Street and Number):
71 Stevenson, Suite 400 San Francisco, CA 94105

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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            | (a)  The reason described in reasonable detail in Part III of this
            |      form could not be eliminated without unreasonable effort or
            |      expense
            |
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            | (b)  The subject annual report, semi-annual report, transition
            |      report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
            |      N-CSR, or portion thereof, will be filed on or before the
            |      fifteenth calendar day following the prescribed due date; or
       |X|  |      the subject quarterly report or transition report on Form
            |      10-Q, or subject distribution report on Form 10-D, or portion
            |      thereof, will be filed on or before the fifth calendar day
            |      following the prescribed due date; and
            |
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            | (c)  The accountant's statement or other exhibit required by Rule
            |      12b-25(c) has been attached if applicable.
            |
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PART III -- NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company entered into an equity investment agreement with an investor in March 2010. The agreement includes derivative instruments to be recorded at fair value and the determination of fair value of the derivative instruments requires a complex financial model. Due to the complexity of the model and related accounting, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 could not be completed by May 17, 2010 without unreasonable effort and expense to the Company.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David A. Buckel             650                     931-0500
               (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company granted shares of restricted stock that vested as of March 31, 2010 resulting in a stock-based compensation expense of $1.1 million. In addition, the equity investment agreement reference in Part III above results in the Company recording significant derivative liabilities on its consolidated balance sheets in excess of $18 million.

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                               ANTs software inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2010   By:  /s/ David A. Buckel
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                          David A. Buckel, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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